Dorchester Minerals, L.P.
3838 Oak Lawn Avenue, Suite 300, Dallas, TX  75219-4541, (214) 559-0300, (214) 559-0301 facsimile

January 11, 2011

VIA EDGAR TRANSMISSION

Mr. Douglas Brown
Division of Corporation Finance
Securities and Exchange Commission
100 F St., N.E.
Washington, D.C.  20549

Re:	Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 25, 2010
Proxy Statement on Schedule 14A
Filed February 26, 2010
File No. 0-50175

Dear Mr. Brown,

Dorchester Minerals, L.P. (the “Partnership”) has the following responses to the comments of the staff of the Securities and Exchange Commission contained in your letter of December 29, 2010.  The Partnership’s responses are numbered to correspond to the numbers used to designate the staff’s comments in your comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Comment No. 1     Exhibit 23.1

We note that the consent of Grant Thornton LLP lacks evidence of a signature.  Please provide a signed auditor’s consent.

Response:     Please find an executed copy of Grant Thornton LLP’s consent attached hereto.  In future filings the Partnership will include evidence of its auditor’s signature.

Comment No. 2      Oil and Natural Gas Reserves, page 27

We note your statement on page 27 that “[e]nsuring compliance with generally accepted petroleum engineering principles is the responsibility of the Partnership’s engineering manager.”  While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such “generally accepted petroleum engineering principles.”  With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles.

Mr. Douglas Brown
January 11, 2011

Response:     The quoted passage was originally derived from Exhibit “A” of the SPE document titled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” (last updated on February 19, 2007). Although the Partnership utilizes a multitude of references in the compilation of reserves estimates, there is no singular list of “principles” that can be referenced. Consequently, we propose to modify the statement on p. 27 of our Form 10-K as set forth below. The Partnership respectfully requests that it not be required to amend its Form 10-K for the year ended December 31, 2009 to modify the prior disclosure.

“Ensuring compliance with generally accepted petroleum engineering and evaluation methods and procedures is the responsibility of the Partnership’s engineering manager.”

Comment No. 3     Properties, page 18

Please provide the disclosure required pursuant to Item 1205 of Regulation S-K.  In particular, provide for the last three fiscal years the number of net productive and dry exploratory wells drilled and the number of net productive and dry development wells drilled.  In the alternative, please indicate why such disclosure is not required or indicate where in the filing the disclosure has been included.

Response:     We understand § 229.1208  to define acreage and wells as follows:

1) A gross well or acre is a well or acre in which the registrant owns a working interest. The number of gross wells is the total number of wells in which the registrant owns a working interest. Count one or more completions in the same bore hole as one well. In a footnote, disclose the number of wells with multiple completions. If one of the multiple completions in a well is an oil completion, classify the well as an oil well.

(2) A net well or acre is deemed to exist when the sum of fractional ownership working interests in gross wells or acres equals one. The number of net wells or acres is the sum of the fractional working interests owned in gross wells or acres expressed as whole numbers and fractions of whole numbers.

(3) Productive wells include producing wells and wells mechanically capable of production.

(4) Undeveloped acreage encompasses those leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves. Do not confuse undeveloped acreage with undrilled acreage held by production under the terms of the lease.

The definitions set forth above are expressly limited to working interest ownership in leased acreage and wells.  Dorchester owns royalty and net profits interests only and as such does not drill any of the wells on lands in which it owns an interest. Dorchester is not in the business of drilling oil and gas wells.  In a limited number of instances we receive information pursuant to leases or other agreements concerning activity on our lands, and provide disclosure regarding drilling activity attributable thereto. These instances represent a very small fraction of our holdings and consequently we are able neither to quantify the total number of wells drilled on our lands nor able to classify these wells as exploratory, developmental, successful or dry.

Mr. Douglas Brown
January 11, 2011

Comment No. 4     Acreage Summary, page 19

Please provide the disclosure required pursuant to Item 1208 of Regulation S-K.  In particular, disclose the amount of developed and undeveloped acreage in connection with both your royalty properties and net profits interests, or tell us why such information is not required.

Response:      Reference is made to the § 229.1208 definitions in our response to Comment No. 3.  As a royalty and net profits interest owner, we do not develop acreage, and we are not in the business of drilling wells.  Therefore, we do not disclose amounts of developed and undeveloped acreage.

Comment No. 5     Exhibit 99.1

Please obtain and file a revised report from Calhoun, Blair & Associates that discloses both the relevant benchmark prices and the weighted average prices from the total company reserve report.  See Item 1202(a)(8)(v) of Regulation S-K.

Response:      The report from Calhoun, Blair & Associates currently states the benchmark prices as the “base” prices.  There are three separate sets:  Oklahoma Hugoton, Kansas Hugoton and all other NPIs.  The other NPI benchmark prices were referred to as “average oil and gas prices.”  The weighted average prices for all NPIs were $53.99/bbl and $3.04/Mcf for oil and gas, respectively, in 2009.  The Partnership respectfully requests that it not be required to amend its Form 10-K for the year ended December 31, 2009 to modify the Calhoun, Blair & Associates report, and proposes to revise the nomenclature for benchmark prices and to include the weighted average prices in the report provided as Exhibit 99.1 to the Form 10-K for the year ended December 31, 2010.

Proxy Statement on Schedule 14A

Comment No. 6     General

Please provide the disclosure required by Item 407(h) of Regulation S-K.

Response:      The enhanced disclosure requirements in Item 407(h) of Regulation S-K became effective on February 28, 2010. See Release No. 33-9089 (Dec. 16, 2009).  The Commission clarified that a Form 10-K and Proxy Statement filed prior to February 28, 2010 were not required to comply with the new disclosure requirements in Item 407 of Regulation S-K.  See Commission’s Compliance and Disclosure Interpretations - Proxy Disclosure Enhancements Transition, Question 1 (January 20, 2010).  Because the Partnership filed its Form 10-K on February 25, 2010, and its Proxy Statement on February 26, 2010, the Partnership was not required to include these new disclosures in its 2009 Form 10-K or Proxy Statement.

Mr. Douglas Brown
January 11, 2011

In future Proxy Statements, the Partnership will include the disclosure required by Item 407(h) of Regulation S-K along the following lines:

“We administer our risk oversight function through our Advisory Committee as well as through our Board of Managers as a whole. Our Advisory Committee is empowered to monitor the integrity of our financial reporting processes and systems of internal controls and provide an avenue of communication among our independent auditors, management, employees overseeing our internal audit functions and our Board of Managers. Additionally, reports are provided during our board meetings by the individuals who oversee risk management in liquidity, environmental, safety, litigation and other operational areas.”

Comment No. 7     General

Please advise us of the basis for your conclusion that disclosure pursuant to Item 402(s) of Regulation S-K is not necessary and describe the process you undertook to reach that conclusion.

Response:      The enhanced disclosure requirements in Item 402(s) of Regulation S-K became effective on February 28, 2010. See Release No. 33-9089 (Dec. 16, 2009).  The Commission clarified that a Form 10-K and Proxy Statement filed prior to February 28, 2010 was not required to comply with the new disclosure requirements in Item 402 of Regulation S-K.  See Commission’s Compliance and Disclosure Interpretations - Proxy Disclosure Enhancements Transition, Question 1 (January 20, 2010).  Because the Partnership filed its Form 10-K on February 25, 2010, and its Proxy Statement on February 26, 2010, the Partnership was not required to include these new disclosures in its 2009 Form 10-K or Proxy Statement.

Further, all employees are employed by Dorchester Minerals Operating LP (the “operating partnership”), rather than the Partnership, and the Partnership reimburses the operating partnership for management expenses, which includes employee compensation.  We concluded that disclosure in response to Item 402(s) of Regulation S-K was not necessary due to our determination that risks arising from the compensation policies and practices for employees of the operating partnership are not reasonably likely to have a material adverse effect on us, and pursuant to guidance included in the Commission’s adopting release for Item 402(s) of Regulation S-K Release No. 33-9089 indicating that Item 402(s) does not require a company to make an affirmative statement that it has determined that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the company.

Comment No. 8     Nominees for Election, page 13

For each member of your Board of Managers, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a manager at the time that the disclosure was made, in light of your business and structure.  See Item 401(e) of Regulation S-K.

Mr. Douglas Brown
January 11, 2011

Response:     The enhanced disclosure requirements in Item 401(e)(1) of Regulation S-K became effective on February 28, 2010. See Release No. 33-9089 (Dec. 16, 2009).  The Commission clarified that a Form 10-K filed prior to February 28, 2010 were not required to comply with the new disclosure requirements in Item 401 of Regulation S-K.  See Commission’s Compliance and Disclosure Interpretations - Proxy Disclosure Enhancements Transition, Question 1 (January 20, 2010).  Because the Partnership filed its Form 10-K on February 25, 2010, and its Proxy Statement on February 26, 2010, the Partnership was not required to include these new disclosures in its 2009 Form 10-K or Proxy Statement.

In future Proxy Statements, the Partnership will include a discussion of the specific experience, qualifications, attributes or skills of each manager as required by Item 401(e)(1).  It is anticipated the discussion will be presented under the caption “Board of Managers Qualifications,” along the following lines:

“In considering whether to recommend any candidate for inclusion in the Board’s slate of recommended nominees, the members of the general partner of our general partner consider criteria such as the candidate’s integrity, business acumen, age, experience, commitment, diligence, conflicts of interest and the ability to act in the interests of all limited partners. We seek nominees with a diversity of experience, professions, skills, geographic representation and backgrounds. The members of the general partner of our general partner do not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. We believe that the backgrounds and qualifications of the managers, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow the Board of Managers to fulfill its responsibilities.”

In addition, the Partnership will revise the biographies of each of the members of the Board of Managers along the following lines:

William Casey McManemin, age 50, has served as Chief Executive Officer and as a manager of Dorchester Minerals Management GP LLC and as Chief Executive Officer of Dorchester Minerals Operating GP LLC and Dorchester Minerals, L.P. since 2001. He received his Bachelor of Science degree in Petroleum Engineering from Texas A&M University in 1984.  The members of the general partner of our general partner have determined that Mr. McManemin’s extensive and varied professional experience in petroleum engineering, extensive history of managing the majority of the properties held by the Partnership, as well as his strong executive management skills, qualify him to continue to serve on the Board of Managers.

H.C. Allen, Jr., age 72, has served as Chief Financial Officer and as a manager of Dorchester Minerals Management GP LLC and as Chief Financial Officer of Dorchester Minerals Operating GP LLC and Dorchester Minerals, L.P. since 2001. He co-founded SASI Minerals Company, Republic Royalty Company, Spinnaker Royalty Company, L.P. and CERES Resource Partners, LP with Mr. McManemin in 1988, 1993, 1996 and 1998, respectively. He received his Bachelor of Business Administration degree from the University of Texas in 1962 and his Master of Business Administration degree from the University of North Texas in 1963.  The members of the general partner of our general partner have determined that Mr. Allen’s business and financial experience with the Partnership and other companies within our industry and his extensive history of managing the majority of the properties held by the Partnership qualify him to continue to serve on the Board of Managers.

Mr. Douglas Brown
January 11, 2011

James E. Raley, age 71, has served as Chief Operating Officer and as a manager of Dorchester Minerals Management GP LLC and as Chief Operating Officer of Dorchester Minerals Operating GP LLC and Dorchester Minerals, L.P. since 2001. He had served as a general partner of Dorchester Hugoton since 1990. He received a Bachelor of Science degree in Mechanical Engineering from Texas Tech University in 1962.  The members of the general partner of our general partner have determined that Mr. Raley’s extensive history of managing a portion of the properties held by the Partnership, as well as his long standing management experience with the Partnership, provides our Board of Managers with considerable knowledge and understanding of the Partnership’s properties and its strategic matters and qualify him to continue to serve on the Board of Managers.

Preston A. Peak, age 88, has served as a manager of Dorchester Minerals Management GP LLC since 2001. Mr. Peak co-founded Dorchester Hugoton and was a general partner since 1982. He holds a Bachelor of Science degree from the U.S. Naval Academy and a Master of Business Administration degree from the Wharton School of the University of Pennsylvania. From 1954 until 1984, he served Dorchester Gas Corporation in various financial capacities, including Vice Chairman. Mr. Peak previously served on the boards of directors of each of Kaneb Services, Inc. and Kaneb Pipe Line Partners, L.P.  The members of the general partner of our general partner have determined that Mr. Peak’s education and past experience as a member of the board of directors of other companies within our industry qualify him to continue to serve on our Board of Managers.

Robert C. Vaughn, age 55, has served as a manager of Dorchester Minerals Management GP LLC since 2001. Mr. Vaughn has served in various capacities with Vaughn Petroleum, LLC and affiliated entities since 1979, including as Chairman, President and Chief Executive Officer. He co-founded Republic Royalty Company in 1993 and Dorchester Minerals, L.P. in 2003. He received his Bachelor of Business Administration from the University of Texas at Austin. He currently serves on the Board of Trustees of the Culver Educational Foundation, the Development Board of The University of Texas at Austin and the Board of Visitors of the McDonald Observatory and Department of Astronomy of the University of Texas at Austin.  The members of the general partner of our general partner have determined that Mr. Vaughn’s education and experience as a founder and executive of the Partnership and of other companies within our industry provides our Board of Managers with considerable knowledge and understanding of strategic matters and qualify him to continue to serve on our Board of Managers.

Buford P. Berry, age 76, has served as a manager and an Advisory Committee Member of Dorchester Minerals Management GP LLC since February 2003. He is currently of counsel to Thompson & Knight LLP, a Texas based law firm. Mr. Berry has been an attorney with Thompson & Knight LLP, serving in various capacities since 1963, including as Managing Partner from 1986 to 1998. He also currently serves on the Board of Directors of Holly Corporation. Mr. Berry previously served as a Vice Chairman of the Advisory Board of the Institute for Energy Law of the Center for American and International Law (formerly Southwestern Legal Foundation). He is a past Chairman of the Natural Resources Committee of the Taxation Section of the American Bar Association and past Chairman of the Southwestern Legal Foundation Oil and Gas Tax Institute. From 1958 to 1960, Mr. Berry served as a Lieutenant in the United States Naval Reserve. He received his Bachelor of Business Administration degree in 1958 and his Bachelor of Laws Degree in 1963, both from the University of Texas.  The members of the general partner of our general partner have determined that Mr. Berry’s experience advising companies in the oil and gas industry, as well as his experience serving as a member of the board of directors of Holly Corporation, qualify him to continue to serve on our Board of Managers.

Mr. Douglas Brown
January 11, 2011

C. W. “Bill” Russell, age 69, has served as a manager and an Advisory Committee Member of Dorchester Minerals Management GP LLC since May 2004. Mr. Russell was employed by KPMG, LLP and predecessor firms from 1967 until his retirement in 1995. Elected as a partner in 1974, Mr. Russell concentrated in the field of energy taxation and served in various capacities at KPMG including as National Director, technical tax services – energy and chairman of the KPMG International Petroleum Group. He co-authored Income Taxation of Natural Resources, from 1986 to 2000. He currently performs tax services and related accounting functions for independent oil and gas producers and individuals. Mr. Russell is a graduate of the University of Texas at Arlington and is a certified public accountant.  The  members of the general partner of our general partner have determined that Mr. Russell’s extensive financial and accounting background brings considerable financial experience to the Board of Managers and qualifies him to continue to serve on our Board of Managers.

Ronald P. Trout, age 71, currently serves on the Board of Directors and Audit Committee of The Cushing MLP Total Return Fund, a New York Stock Exchange listed closed-end investment company. Mr. Trout previously served as an Advisor and Audit Committee member of Dorchester Hugoton, Ltd., one of our predecessors, from 2001 through 2003. He was a Senior Vice President and one of the founding partners of Hourglass Capital Management Corp., a Texas-based investment management company until his retirement in April 2001. Prior to the formation of Hourglass, he was a Senior Vice President of Mercantile Securities Corp., the trust investment arm of Mercantile Bank. Mr. Trout has been a Chartered Financial Analyst since 1974 and is a current member of the Dallas Association of Investment Analysts and past President of the Oklahoma Chapter of the Analysts Society. Mr. Trout received a B.S. and M.S. in Business Administration with a major in Finance from the University of Missouri.  The  members of the general partner of our general partner have determined that Mr. Trout’s extensive financial background brings considerable financial experience to the Board of Managers and qualifies him to continue to serve on our Board of Managers.

Mr. Douglas Brown
January 11, 2011

Additionally, the Partnership acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in this letter;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to this letter; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding this letter to William Casey McManemin at (214) 559-0300.

Very truly yours,

/s/ William Casey McManemin

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated February 25, 2010, with respect to the consolidated financial statements and internal control over financial reporting included in the Annual Report of Dorchester Minerals, L.P. on Form 10-K for the year ended December 31, 2009.  We hereby consent to the incorporation by reference of said reports in the Registration Statement of Dorchester Minerals, L.P. on Form S-4 (File No. 333-124544).

/s/ Grant Thornton LLP
Grant Thornton LLP

Dallas, Texas
February 25, 2011